

September 29, 2010

Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

     Re: **Horizon Pharma, Inc.**
                 Amendment No. 1 to Registration Statement on Form S-1
                 Filed September 16, 2010
                 File No. 333-168504

Dear Mr. Walbert:

      We have reviewed your amended registration statement and response letter each filed September 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

HZT-501, LODOTRA or any other product candidate that we develop…, page 21

1. Please identify the known side effects. The risk factor discussion should include all information material to the risk. The fact that the information is included in other parts of the registration statement is not sufficient.

Our ability to utilize our net operating loss carryforwards …, page 29

2. Please expand this discussion to specifically state that the limitation on the use of pre-change net operating loss carryforwards may result in higher taxes.

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations Information, page 47</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Research and Development Expenses, page 55</u>

<u>Critical Accounting Policies and Significant Judgments and Estimates,</u>
<u>Valuation of Stock-Based Compensation, Common Stock and Warrants</u>
<u>Common Stock Valuation, page 64</u>

3. We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

    a. With respect to part c, please clarify whether you considered both historical and implied volatility in determining your estimate. Further, with respect to the volatility, you state that the comparable companies selected were biopharmaceutical companies "typically with a market capitalization of less than $500 million". Please tell us what companies were utilized with a market cap greater than $500 million, and how you ultimately concluded that they were comparable given your size and stage of development.

    b. With respect to part d, please quantitatively elaborate further on how the common stock fair value declined from $5.67 at December 31, 2008 to $2.19 at December 31, 2009. Illustrate how the cash flows projections between December 2008 and December 2009 decreased.

    c. With respect to part e, please clarify for us why the probability of completing an initial public offering would only increase by 10 percent, given the initiation of the initial public offering process.

    d. With respect to part g, you state that the Series B preferred stock has a participation right feature that also allows the holder receive a pro-rata share of the remaining proceeds upon a sale of the company through a merger or acquisition. Please disclose what the probability of a merger or acquisition was at that time frame, and how that was factored into your valuation analysis. Lastly, please quantitatively illustrate how the two factors cited affected the value.

    e. Here you state "the fair value of our common stock for purposes of determining the exercise price of stock option grants was determined by our board of directors, with the assistance of our management" On page F-46, you state you used a third party. Please clarify this fact. Refer to paragraphs 179(c) and 182(c) of the AICPA Practice Aid.

    f. Please revise your table on page 66 to separately indicate the value of the outstanding vested and unvested options. Refer to paragraph 180 of the Practice Aid.

       g. With respect to part h, please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.

Business, page 75

Other Product Candidates, page 86

4. Please tell us whether you have initiated Phase I trials for TRUNOC (tarenflurbil) in the United States. If so, please advise us as to the date you filed an IND with respect to this product candidate.

Commercial Agreements
Mundipharma Agreements, page 87

5. We note your response to prior comment 29. Payments made to date, potential milestone payments and minimum sales targets are material terms of your agreement. Please disclose these amounts. With respect to the minimum sales targets, you may disclose the range of targets that Mundipharma must meet each year, including an indication as to whether the sales target increases or decreases over the life of the agreement or you may disclose the total sales target for the life of the agreement. The approximations that you have provided are not sufficient.

SkyPharma and Jagotec Agreements, page 88

6. We note your response to prior comment 30 and reissue our comment in part. The minimum purchase requirement is a material term of your manufacturing and supply agreement with Jagotec. Accordingly, please revise your disclosure to specify the minimum annual purchase requirement or the minimum purchase requirement over the life of the agreement.

Executive and Director Compensation, page 105

7. We note your response to prior comment 37 and reissue our comment. Please advise us of the basis for your conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis
Setting Executive Compensation, page 105

8. We note your disclosure in response to prior comment 38. Please further expand your disclosure to discuss the material aspects of your performance against the business plan

under budget and to discuss the extent to which the corporate goals were achieved. To the extent that the committee considered revenues, operating expenses or other financial measures in comparison to budgeted amounts, the budgeted amounts should be disclosed and quantified. Additionally, your discussion should clarify how the committee determined that Mr. Walbert and Mr. De Vaere should receive 80% of the target bonus amounts and Dr. Sherman should receive 100% of his target bonus amount.

Long-term Incentive Program, page 107

9. We note your response to prior comment 39. Please update your disclosure to include your statement "because the Company was actively engaged in financing and acquisition-related activities in 2009, the Company decided to wait to award further equity until the impact of such activities, both as to equity valuation and dilution, was better known."

Index to Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

10. With regard to your response to comment 41, consider a separate presentation of the changes in the preferred shares. Further, because the recapitalization was not presented retroactively, please disclose quantitatively how the number of shares used in computing loss per share was determined.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Pro Forma Net Loss Per Share, page F-18

11. Refer to your response to our comment number 42. Please tell us how you concluded that this transaction is subject to the guidance provided in ASC 260-10-S99-2. In this regard, we note: (1) the special preferred shares appear to have the same basis as the old shares, and (2) it is unclear whether there are any redemption rights associated with the special preferred shares.

9. Note Payable, F-30

12. Please refer to your response to our comment 46. Demonstrate how you determined that the warrant issued to Kreos was indexed to the Company's own stock. Cite the accounting literature used in your treatment.

10. Convertible Preferred Stock Warrant Liabilities, page F-32

13. Refer to your response to our comment number 43. Please clarify for us and in your disclosure what is meant by the statement "similar events" and why these events are considered equity restructuring under ASC 718-10-20.

Timothy P. Walbert
Horizon Pharma, Inc.
September 29, 2010
Page 5

<u>11. Stockholders' Equity (Deficit)</u>
<u>Conversion Rights, page F-36</u>

14. Please refer to your disclosure in response to comment 44. Please clarify for us how you determined that the beneficial conversion feature meets the requirements for equity classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director